Exhibit 4.6

     I. The first paragraph of Article FOURTH of the Articles of Incorporation of Mississippi Power Company is amended so as to read as follows:

          FOURTH: The aggregate amount of the authorized capital stock which the corporation is authorized to issue is 2,374,149 shares of which (a) ten shares shall be common stock, $100 par value, and which were retired and not reissued when merger was had with Mississippi Power Company, a Maine Corporation; (b) 1,130,000 shares shall be shares of common stock without a nominal or par value; and (c) 1,244,139 shares* shall be shares of preferred stock, par value $100, and which shall consist of the following series:

                                                       Outstanding Shares

              4.40% series                                     8,867
              4.60% series                                     8,643
              4.72% series                                    16,700
              7.00% series                                    49,840
              6.32% series                                   150,000
              6.65% series                                    84,040
              5.25% series**                                 300,000

     * There are 626,049 shares of undesignated preferred stock, par value $100. ** Expected to be issued April 7, 2004.

     II. The following amendment to Article FOURTH of the Articles of Incorporation of Mississippi Power Company is amended by inserting on page 19 of said original 1972 Articles immediately preceding the heading "General Provisions."

         There shall be a series of preferred stock, consisting initially of 300,000 shares, designated as 5.25% series preferred stock, cumulative, $100 par value, and the relative rights and preferences of the shares of said series, in those respects in which the shares thereof may vary from the shares of other series, shall be as follows:

     (a) The rate of dividend shall be 5.25% per annum, the dividend payment dates shall be the first days of January, April, July and October in each year and the date from which dividends shall be cumulative shall be the date of original issue.

     (b) The price at which shares may be redeemed shall be $100.00 per share, plus accrued and unpaid dividends to the date of redemption; provided, however, that no share of the 5.25% series preferred stock shall be redeemed prior to April 7, 2009;

     (c) The amount payable in event of involuntary or voluntary liquidation shall be $100.00 per share, plus accrued dividends; and

     (d) The shares of such series shall not be, by their terms, convertible or exchangeable.

(Note: These filed Resolutions are treated as seriatim series of preferred shares and are considered as Amendments to the Articles of Incorporation of Mississippi Power Company.)